EXHIBIT 3.4

CERTIFICATE OF AMENDMENT
OF BYLAWS OF
COLLECTORS UNIVERSE, INC.

The undersigned, who is the duly elected and acting  Secretary of Collectors Universe, Inc., a Delaware corporation (the “Corporation”), does hereby certify, as follows:

1.              Section 2 of Article III of the Bylaws of the Corporation was amended, at a meeting of the Board the Directors of the Corporation held, pursuant to notice duly given, on September 26, 2008, to read in its entirety, as follows:

“Section 2.  Number and Election of Directors.

(A)           The exact number of directors shall be fixed from time to time by a resolution adopted by a majority of the directors, or by resolution of the stockholders, by the vote of the holders of 66 2/3% of the outstanding voting stock of the Corporation, at any annual or special meeting of stockholders, provided that notice of such proposed amendment, modification, repeal or adoption is given in the notice of the annual or special meeting; provided, however, that such resolution would not conflict with the Certificate of Incorporation.

(B)            In an uncontested election of directors, each director of the Corporation shall be elected by a majority of the votes cast by the shares present in person or represented by proxy at the annual or special meeting and entitled to vote on the election of directors (a “majority vote”); provided, however, that, in a contested election, the directors shall be elected by a plurality of the votes cast by the shares present in person or represented by proxy at the annual or special meeting and entitled to vote on the election of directors. For purposes of this Section 2, (1) an “uncontested election” is an election in which the number of nominees for director is not greater than the number of directors to be elected, (2) a “contested election” is an election in which the number of nominees for director nominated by (a) the Board of Directors or (b) any stockholder or (c) a combination of the Board of Directors and any stockholder, exceeds the number of directors to be elected, and (3) a “majority of the votes cast” means that the number of votes “for” a nominee for director must exceed fifty percent (50%) of the votes cast. Votes “against” a nominee for director will count as votes cast, but “abstentions” will not count as votes cast. Prior to the meeting, the Board of Directors shall determine whether an election constitutes a contested election, and such determination shall remain effective from the date of such determination regardless of any change in the number of nominees for director or the number of directors to be elected.

(C)            In order for any incumbent director to become a nominee for further service on the Board of Directors, such person must submit an irrevocable letter of resignation to the Board of Directors, which offer of resignation shall become effective (1) upon that incumbent director not receiving a majority vote in an uncontested election, and (2) upon acceptance of the offer of resignation by the Board of Directors as set forth in this Section 2.

Within sixty (60) days following certification of the stockholder vote, the Corporation’s Nominating and Corporate Governance Committee (the “Committee”) shall recommend to the Board of Directors the action to be taken with respect to such offer of resignation. In determining whether or not to recommend that the Board of Directors accept any resignation offer, the Committee shall be entitled to consider all factors believed relevant by the Committee’s members, including, without limitation: (1) any stated reasons for the incumbent director not receiving the required majority vote and whether the underlying cause or causes are curable, (2) the factors, if any, set forth in the guidelines or other policies that are to be considered by the Committee in evaluating potential candidates for the Board of Directors as such factors relate to each incumbent director who has so offered his or her resignation, (3) the length of service of such incumbent director, (4) the effect of such resignation on the Corporation’s compliance with any law, rule, regulation, stock exchange listing standards or contractual obligations, (5) such incumbent director’s contributions to the Corporation, and (6) any other factors that the Committee believes are in the best interests of the Corporation.

The Board of Directors shall act on the Committee’s recommendation within ninety (90) days following certification of the stockholder vote and shall notify the incumbent director concerned of its decision. In determining whether or not to accept any resignation offer, the Board of Directors shall take into account the factors considered by the Committee and any additional information and factors that the Board of Directors believes to be relevant. If any director’s resignation offer is not accepted by the Board of Directors, the Board of Directors shall, within four (4) business days after reaching its decision, publicly disclose the decision, including the reasons for not accepting an offer of resignation, by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication.

Any director who tenders his or her offer to resign shall not participate in either the Committee’s or the Board of Director’s consideration or other actions regarding whether to accept the offer of resignation. If each member of the Committee did not receive the required majority vote, a majority of the Board of Directors shall appoint a special committee of independent directors for such purpose of making a recommendation to the Board of Directors. If no independent directors received the required majority vote, the Board of Directors shall act on the resignation offers.

(D)           If any incumbent director’s resignation offer is not accepted by the Board of Directors, such incumbent director shall continue to serve on the Board of Directors for the term for which he or she would have been elected and until his or her successor is duly elected and qualified, or until the incumbent director’s earlier death, resignation, or removal. If an incumbent director’s offer of resignation is accepted by the Board of Directors pursuant to this Section 2, or if a nominee for director is not elected by a majority vote and the nominee is not an incumbent director, then the Board of Directors, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Section 3 of this Article III.”

2.              The foregoing amendment to the Bylaws of the Corporation has not been modified, amended, rescinded or revoked and remains in full force and effect on the date hereof.

IN WITNESS WHEREOF, I have hereunto subscribed my name on September 26, 2008.

/s/ JOSEPH J. WALLACE
Joseph J. Wallace, Assistant Secretary